UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 10-SB

      General Form for Registration of Securities of Small Business Issuers
        Under Section 12(b) or (g) of the Securities Exchange Act of 1934


                                  Rim.Com Inc.
                 (Name of Small Business Issuer in Its Charter)


               Nevada                                    52-0983735
   (State or Other Jurisdiction of          (I.R.S. Employer Identification No.)
    Incorporation or Organization)


7579 E Main, Suite 600, Scottsdale,  AZ                    85251
(Address of Principal Executive Offices)                 (Zip Code)
       (as of Date of Filing)


                    Issuer's Telephone Number (480) 970-3336


           Securities to be Registered Under Section 12(b) of the Act:

                                      None

         Securities Registered Under Section 12(g) of the Exchange Act:

Title of Each Class                    Name of Each Exchange On Which Registered
-------------------                    -----------------------------------------
   Common Stock                                 Nasdaq -  Bulletin Board

                                  RIM.COM INC.

                                   FORM 10-SB

                                                                            PAGE
                                                                            ----
PART I

     Item 1. Description of Business.........................................  1

     Item 2. Management's Discussion and Analysis or Plan of Operation ......  3

     Item 3. Description of Property ........................................  5

     Item 4. Security Ownership of Certain Beneficial Owners and
             Management .....................................................  5

     Item 5. Directors, Executive Officers, Promoters and Control
             Persons.........................................................  6

     Item 6. Executive Compensation..........................................  7

     Item 7. Certain Relationships and Related Transactions..................  8

     Item 8. Description of Securities.......................................  9

PART II

     Item 1. Market Price of and Dividends on Registrant's Common
             Equity and Other Shareholder Matters............................ 10

     Item 2. Legal Proceedings .............................................. 10

     Item 3. Changes In and Disagreements with Accountants................... 10

     Item 4. Recent Sales of Unregistered Securities......................... 10

     Item 5. Indemnification of Directors and Officers....................... 10

PART F/S

     Financial Statements.................................................... 12

PART IV

     Item 1. Index to Exhibits............................................... 25

SIGNATURES................................................................... 26

                                     PART I

ITEM 1.  DESCRIPTION OF BUSINESS

BACKGROUND

     Rim.Com Inc (the "Company" or the "Registrant") was organized in Nevada on February 14, 2000. On April 6, 2000, the Company closed its acquisition of its subsidiary, Rimmer Computer Inc., an Arizona corporation which had been in business in Phoenix, Arizona for over thirteen years ("Rimmer"). The acquisition of Rimmer was accomplished by exchanging 3,400,000 shares of Company restricted common stock for 100% of the outstanding shares of Rimmer. The acquisition of Rimmer by the Company was conditioned upon the Company raising a minimum of $250,000 from private placement offerings. On June 30, 2000 the Company simultaneously closed an offering of $260,000 to 13 accredited investors and an offering of $26,750 to 26 non-accredited investors.

RIMMER COMPUTER

     Rimmer Computer, Inc. ("Rimmer") was started on March 1, 1987. The business started out as a brokerage computer hardware company - buying, selling, and leasing computer equipment specializing in IBM 3270 terminals or compatibles. By 1990 Rimmer began to do network consulting helping small business set up and use networked PC's. This line of business continued to grow, initial growth being in large part supported by a large project management contract with the Arizona Department of Transportation. As networking systems became more common, Rimmer next became authorized as a Novell Partner, and the target customer group became generally larger businesses. Today Rimmer is authorized by: Novell, Microsoft, IBM, Compaq, Hewlett Packard, Cisco -- and others. Rimmer employs ten people and the technical staff have multiple certifications such as Microsoft Certified Systems Engineers and Certified NetWare Engineers. All of Rimmer's customers are currently located in the Phoenix, Arizona area, although Rimmer expects to obtain some national accounts within the next year.

SERVICES OFFERED

     Rimmer specializes in partnering arrangements where its clients utilize Rimmer employees on a weekly or daily basis. This enables Rimmer to create a stable and well-functioning information system, which in turn provides a robust and reliable platform to implement advanced applications such as e-commerce and intranet services. This exceptionally high level of information systems sophistication is enjoyed by Rimmer clients only after a rigorous commitment and expenditure of time and money to: (1) make existing hardware, software, systems, and operational procedures extremely well stabilized and running smoothly; and
(2) then (or simultaneously), implement advanced applications with dramatic profit improvements.

     During fiscal year 1999 Rimmer served approximately 70 different customers, most of which it anticipates serving in fiscal year 2000. As of April 1, 2000 Rimmer had 15 customers which it serves each month and 6 customers it serves each week. Rimmer receives a retainer in advance from each customer and bills its customers on a monthly basis. Rimmer bills its customers at a hourly rate between $75 and $135 for the work performed by each of its six technicians.

SERVICE BENEFITS

     Rimmer provides customers with a stable, easy-to-manage information technology infrastructure, which directly affects the customers' bottom line, regardless of what industry they are in. Rimmer believes a stable information platform greatly increases employee productivity: the information system tools are always available for use, and the data is accessible. Rimmer works with its clients to make sure they are appropriately trained so they can take full advantage of their information tools. Numerous studies have shown that the total cost of ownership of a computer system is 20-25% hardware and software, and 75-80% people costs. Rimmer believes savings in employee productivity that is provided by a stable system can be enormous.

COMPETITIVE ADVANTAGE

     Smart people - well selected. Everyone in this business claims this advantage. Rimmer simply DOES IT. This is done through extensive interviewing techniques that have been developed and proven over the years along with technical testing, practice calls, and use of outside interviewers (not head hunters - but accomplished information systems associates who are experts in the services Rimmer provides).

     Efficient operating systems - these systems include an advanced data base of customer contacts and management of that database. These systems include efficient managing of the two most crucial factors affecting the profitability of Rimmer: percentage billable time of the engineers and sales measurements, quota, and incentive plans.

     Total commitment to services - since the inception of its information systems consulting, Rimmer has focused on providing services. Hardware was a necessary ancillary that was not a major contributor to profitability. Rimmer already has years of experience at selling services, thus not needing to force the transition from hardware sales to services.

     Sales awareness - most competitors in this industry are technology-oriented. Rimmer's two principals both come from successful sales careers and training in the information systems industry. Rimmer believes this factor has proven to be an advantage over many competitors.

     The "system" - report card, sales of plans (instead of spending unbillable time answering requests for bids), and customer culling. Many of our competitors are frequently a "service" company - they "fix" things; more worthy competitors frequently limit their services to "projects" such as installing a new network, or a new application. Rimmer believes its approach of getting systems up to excellence in reliability and functionality and doing projects - is non-ending. Rimmer believes its value to the sophisticated customers who realize these benefits is such that its relationship with them endures for several years.

TARGET MARKET DEFINED

     Any businesses that use IBM-compatible microcomputers (PCs) and are interested in utilizing technology to create a competitive advantage for themselves are potential clients. Historically, Rimmer has targeted small to medium businesses with 10 to 4,000 workstations.

COMPETITION

     There are three types of competitors: large, multi-location companies, such as Novell, EDS and MicroAge; regional and local firms of similar size, such as JJ Croney & Associates, Sentinel Technologies, and Hughes Callahan; and one-man companies.

FUTURE ACQUISITIONS

     The Company believes that there are dozens of computer consulting companies in the United States which are similar to Rimmer and which would welcome the opportunity to join the Company. Most likely, these companies would generate annual revenues in the $500,000 to $2,000,000 range, but would have little or no net income. The Company is hopeful that it would be able to acquire such companies in exchange for its restricted common stock in order to preserve its cash. The Company would hope that these companies could then be made profitable by economies of scale or improving gross profit margins.

     Since the Company has not completed any acquisitions other than Rimmer and has not even begun acquisition negotiations with any target company, there is no assurance that the Company will be able to complete any acquisitions in the future, or that any such companies acquired will ever be profitable. Further, certain expenses of any future acquisition, such as legal and accounting costs which may be substantial, would be required to be paid in cash.

     The Company will most likely accomplish any future acquisition by merging the target company into a subsidiary of the Company. Under Nevada law such a merger would not require shareholder approval if the total number of shares to be issued in the transaction did not exceed 20% of the Company's total outstanding shares. Therefore, investors in this Offering should plan on the Company conducting all future acquisitions without receiving shareholder approval.

EMPLOYEES

     Rimmer  currently  employs  6  systems  engineers,  two  salespeople,   one
administrative/accountant,   in  addition  to  management.  Rimmer  is  actively
recruiting more engineers for hiring in the next 4 months.

ITEM 2.  MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION

     The statements contained in this document which are not historical are forward-looking statements that are subject to risks and uncertainties that could cause actual results to differ materially from those expressed in the forward-looking statements, including, but not limited to, the Company's ability to market its products and services and future customer acceptance for its products and services, and other risks detailed in this document and other documents made available to investors.

OVERVIEW

     Rim.Com was formed in February 2000 and had no tangible assets and no liabilities before its acquisition of Rimmer on April 6, 2000. Therefore, the discussion below focuses on the operations of Rimmer, Rim.Com's wholly-owned subsidiary. Rimmer has been in existence since 1987 and has been an SubChapter S corporation since 1991. During February 2000 Rimmer changed its fiscal year end to September 30 and terminated its SubChapter S status.

RESULTS OF OPERATION

     SIX MONTHS ENDING MARCH 31, 2000

     During the six months ended March 31, 2000 Rimmer produced a net loss of $12,193 on revenues of $323,231, as compared to a net loss of $41,160 on revenues of $390,943 for the same period of the prior year. Rimmer's revenues in the six month period ended March 31, 2000 were $67,712 less than the same period for the preceding year. This revenue reduction resulted from a $86,723 decrease in hardware/software sales; consulting revenues increased in the 2000 period by $17,523 over the prior year. Also, Rimmer's gross profit in the six month period ended March 31, 2000 increased by $29,055 over the prior year. Rimmer plans on continuing the de-emphasis of hardware/software sales because such sales provide less profit margin than consulting services.

     Rimmer's cost of goods sold in the six months ended March 31, 2000 was $96,767 less than the same period of the prior year. This cost decrease resulted primarily from a reduction of technician non- billable time and less hardware/software sales during the period.

     Rimmer's general and administrative expense decreased by $4,067 during the six month period ended March 31, 2000 in comparison to the same period of the prior year. This cost decrease resulted primarily from a reduction in administrative personnel. Administrative expenses may increase in future quarters, because of the addition of Mr. King and Mr. Gunderson to the Company's staff. Also, the Company will incur substantial accounting and legal expenses in the coming months as it attempts to list its stock for trading and becomes a "fully reporting company."

         Interest expense increased by $4,155 during the six month period ended March 31, 2000 over the same period of the prior year, as a result of the notes payable increasing by approximately $45,000. The Company is hopeful this debt can be reduced substantially in the next year from internally generated cashflow.

     YEAR ENDED SEPTEMBER 30, 1999

     During the year ended September 30, 1999 Rimmer produced a net loss of $72,140 on revenues of $851,207, as compared to a net loss of $7,760 on revenues of $659,160 for the prior year. Rimmer's revenues in the 1999 fiscal year were $192,047 higher than in the prior year, because hardware/software sales increased by approximately $74,500 and consulting sales increased by approximately $116,000. However, Rimmer's cost of goods sold increased by $185,057 in the 1999 fiscal year as well, as a result of increased hardware/software costs, sales commissions paid, and labor cost increases.

     Rimmer's general and administrative expense increased by $66,908 during the 1999 fiscal year in comparison to the prior year, as a result increased professional and consulting expenses, depreciation and office rent. The Company hopes to increase revenues and its profit margin in fiscal year 2000, but it will also attempt to manage its cost of goods sold and its general and administrative expenses in the next year as well.

     Interest expense increased in fiscal year 1999 over 1998 by $4,496, as a result of the debt increasing by approximately $41,000. The Company is hopeful this debt can be reduced substantially in the next year with internally generated cashflow.

LIQUIDITY AND CAPITAL RESOURCES

     At March 31, 2000 Rimmer's liquidity was sufficient to continue its business with respect to its existing customers, because most of its accounts receivable turn over every month. However, to obtain capital required for marketing to new customers and national accounts and to hire the additional personnel to service new customers, the Company needed to obtain the additional $286,750 of capital from its two stock offerings of June 30, 2000. These funds should provide working capital for Company growth for approximately six months. After that period, the Company may attempt to secure additional equity or debt financing to sustain additional growth. There is no assurance the Company will be able to secure additional financing if needed in the future, because the Company does not have any commitment for such financing at this time.

     Rimmer's debt resources have been utilized to the maximum with Rimmer securing additional short- term debt in the amount of $45,000 during the year ended March 31, 2000. This debt is comprised of one bank loan and several credit card loans. Rimmer is paying an annual rate of approximately 18.8% on this debt at this time. During the coming year the Company is hopeful of reducing the amount of this debt through internally generated cashflow or, possibly, re-financing the debt at a lower interest rate.

     Future acquisitions of the Company will be funded by using the Company's common stock. The Company does anticipate expending cash to expand the revenues of any business it may acquire in the future, so the Company may need to obtain additional funds for such expansion, as well as Rimmer's expansion, in the future. There is no assurance that the Company will be able to acquire any business in the future, since the Company has not yet completed any acquisitions. The Company has entered into acquisition discussions with several companies, but has yet reached the stage where any acquisition is probable.

ITEM 3. DESCRIPTION OF PROPERTY

The Company is currently leasing for three (3) years approximately 1,200 square feet of space at its principal offices at a monthly rent of approximately $1,212 plus tax. This space is suitable for the current operations. No difficulty is seen in acquiring additional space in the same general area as it is needed in the future.

ITEM 4. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

     As of July 13, 2000 there were 4,734,171 shares of Company common stock outstanding. The following table sets forth the name, address, number of shares beneficially owned, and the percentage of the Company's total outstanding common stock shares owned by: (i) each of the Company's Officers and Directors; (ii) the Company's Officers and Directors as a group; and (iii) other shareholders of 5% or more of the Company's total outstanding common stock shares.

                                          Number of            Percent of
       Name of Owner                      Shares(1)            Outstanding
       -------------                      ---------            -----------
       Robert H. Korndorffer (2)(3)       1,141,000               24.1%
       Christina M. Strauch (2)(4)        1,008,700               21.3%
       Bruce M. King (2)(5)                 250,000                5.3%
       Merlin W. Gunderson (2)(6)           250,000                5.3%
       Officers and Directors, as
        a Group (4 people) (7)            2,450,000               68.1%
       James R. Korndorffer (8)             400,000                8.4%
        416 Kenilworth Ave.
        Gulf Breeze, FL 32561

----------
(1)  Represents shares in the individual or entity has a beneficial interest.
(2) The address of this person is 7579 E. Main Street, Suite 600, Scottsdale, AZ 85251.
(3) These percentages have not been adjusted for the potential exercise of Mr. Korndorffer's 500,000 stock options. In the event Mr. Korndorffer exercises those options and no other option holder exercises his options, of which there is no assurance, he would own 1,641,300 shares, which would be 31.4% of the shares currently outstanding. (See "Management - Compensation.")
(4) These percentages have not been adjusted for the potential exercise of Ms. Strauch's 500,000 stock options. In the event Ms. Strauch exercises those options and no other option holder exercises his options, of which there is no assurance, she would own 1,508,700 shares, which would be 28.8% of the shares currently outstanding. (See "Management - Compensation.")
(5) Represents 250,000 shares held in the name of Commerce General, Inc. of which Mr. King is President, a Director and the majority shareholder. These percentages have not been adjusted for the potential exercise of Mr. King's 500,000 stock options. In the event Mr. King exercises those options and no other option holder exercises his options, of which there is no assurance, he would own 450,000 shares, which would be 9.1% of the shares currently outstanding. (See "Management - Compensation.")
(6) Represents shares held in the name of a trust of which Mr. Gunderson is a beneficiary. These percentages have not been adjusted for the potential exercise of Mr. Gunderson's 250,000 stock options. In the event Mr. Gunderson exercises those options and no other option holder exercises his options, of which there is no assurance, he would own 500,000 shares, which would be 10.1% of the shares currently outstanding. (See "Management - Compensation.")
(7) These percentages have not been adjusted for the potential exercise of management's 1,450,000 stock options. In the event management exercises all of those options, of which there is no assurance, management would own 4,100,000 shares, which would be 66.3% of the shares currently outstanding. (See "Management - Compensation.")
(8)  James R. Korndorffer is the brother of the Company's Chairman.

ITEM 5. DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

     The directors and executive officers of the Company as of July 13, 2000 were as follows:

     Name and Address                    Age            Position
     ----------------                    ---            --------
     Robert H. Korndorffer               65             Director and Chairman
     7579 E. Main St., Suite 600
     Scottsdale, AZ 85251

     Christina M. Strauch                45             Director and President
     7579 E. Main St., Suite 600
     Scottsdale, AZ 85251

     Bruce M. King                       47             Director and
     7579 E. Main St., Suite 600                        Vice President
     Scottsdale, AZ 85251

     Merlin W. Gunderson                 78             Director and
     7579 E. Main St., Suite 600                        Secretary/Treasurer
     Scottsdale, AZ 85251

     ROBERT H. KORNDORFFER became a Director and President of the Company on April 6, 2000. On July 5, 2000 he became Chairman of the Company. Mr. Korndorffer has been a principal shareholder and officer of Rimmer Computer Inc. since its formation in 1987. He has a BS in Chemical Engineering from the University of Mississippi (1956). He redirected his interest in computers in the chemical industry when he left in 1965 to work for IBM as a data processing sales representative for 13 years and for the ITT Corporation for five years. After starting Rimmer Computer, Mr. Korndorffer has continued his technical education in various curricula such as becoming a Certified NetWare Engineer for the Novell Corporation.

     CHRISTINA M. STRAUCH became a Director and Vice President - Marketing of the Company on April 6, 2000. On July 5, 2000 she became President. Ms. Strauch has been a principal shareholder and officer of Rimmer Computer Inc. since April 1990. She was awarded an MBA in finance and marketing from UCLA in 1981, and worked for IBM in technical sales for five and a half years. After that she worked in commercial real estate for two years, then returned to the technology sector in 1989 with Rimmer Computer, Inc. She is a certified Novell sales professional and a certified Cisco salesperson. She is also currently an adjunct faculty member in the Business and Technology division of Scottsdale and Gateway Community Colleges.

     BRUCE M. KING became a Director and Chairman of the Company on April 6, 2000. On July 5, 2000 he resigned as Chairman of the Company and became Vice President. Mr. King has a Master in Business Administration and Administrative Management from Bowie State University (1995) and a Masters in Spanish from Middlebury College (1984). From June 1995 until September 1997, Mr. King served as chief financial officer for Kings Onion House, Inc., a produce distributor in Phoenix, Arizona. From September 1997 to present Mr. King has been the majority shareholder and President of Commerce General, Inc., a management consulting company in Mesa, Arizona. Previously Mr. King had a twenty-year career as a professional military officer, which included experience in business management and international relations.

     MERLIN W. GUNDERSON has been a Director and Treasurer of the Company since April 6, 2000. On July 11, 2000 he became Secretary as well. Mr. Gunderson has a CPA degree from the University of Illinois. As senior partner, Mr. Gunderson grew a two person accounting firm (Clifton-Gunderson, LLC) to be the 18th largest CPA firm in the United States. Since 1989 Mr. Gunderson has served as an independent consultant, assisting numerous clients in restructuring, capitalization and financial management. In 1997 he assisted a manufacturing company with a public offering that raised $1,500,000 and assisted in debt financing $1,200,000. Mr. Gunderson served several years on lecture circuits and participated actively with the American Institute of CPAs. He was also an adjunct Professor of Accounting for Bradley University.

ITEM 6.  EXECUTIVE COMPENSATION

     Rimmer has employment contracts with Mr. Korndorffer, Ms. Strauch, Mr. King and Mr. Gunderson. These contracts have non-compete provisions. The contracts with Mr. Korndorffer and Ms. Strauch have a two-year term ending January 25, 2002 and the contracts with Mr. King and Mr. Gunderson have a one-year term ending March 1, 2001.

     The current annual salaries of the Company's current officers are as follows: Mr. Korndorffer - $60,000, Ms. Strauch - $60,000; Mr. King - $36,000 and Mr. Gunderson - $36,000. The Company may, at some future time, increase salaries or grant bonuses to its officers, but such increases and/or bonus payments, and the actual payment of salaries will be made only if the Company is successful and they do not materially adversely affect the Company's cash flow from operations.

STOCK OPTIONS

     At its last fiscal year end, September 30, 1999, the Company had no stock option plans in existence.

     On April 6, 2000 the Company and its shareholders adopted its 2000 Management and Employee Stock Option Plan (the "Plan"). 3,000,000 Company shares are reserved for issuance under the Plan.

     The Plan provides for the granting of stock options which, at the discretion of the Board, may be either "incentive stock options" within the meaning of Section 422A of the U.S. Internal Revenue Code or non-qualified stock options which do not qualify as incentive stock options. With respect to any participant who owns stock possessing more than 10% of the voting rights of the Company's outstanding capital stock, the exercise price of any incentive stock option under the Plan to such a participant must be not less than 110% of fair market value on the date of grant. Options under the Plan may be granted to officers, directors, key employees of, and professional consultants to, the Company and its subsidiaries. Under the terms of the Plan, the aggregate fair market value (determined at the time an option is granted, which will normally be equal to the option exercise price per share) of Common Stock exercisable under an incentive stock option for the first time in any calendar year may not exceed $100,000.

     The maximum term for each option under the Plan is ten years or less. No option granted may be transferred by the optionee other than by will, the laws of descent and distribution, or by a qualified domestic relations order, and each option will be exercisable during the lifetime of the optionee only by such optionee. Options under the Plan will be exercisable in whole or in part at such times after the date of grant as set forth in an option agreement as determined by the Committee or the Board of Directors. Each option granted will be for a term, and exercisable only in accordance with option agreements approved by the Board.

     The Plan contains provisions which authorize the Board in the event of a sale or merger of all or substantially all of the Company's assets, or a merger or consolidation in which the Company is not the surviving corporation, to take certain action in its discretion. In the event of such a transaction the Board may accelerate the exercisability of any option to permit its exercise in full during such period as the Board may prescribe following the public announcement of a sale of assets or merger, and may elect to earlier grant that right at the time an individual option is granted. The Board may also require an optionee in the event of such a transaction to surrender an option in return for a substitute option issued by a surviving corporation which is determined by the Committee to have a value substantially equal to the value of the surrendered option.

     The Board of Directors will determine who will receive any stock options, the number of shares subject to each option granted, the option period, any vesting schedules which defer the optionee's rights to exercise an option and the exercise price. The issuance of any stock options may have the effect of diluting the percentage of ownership in the Company of the then existing shareholders.

     As of July 13, 2000 the Company had granted stock options for the following number of shares to the indicated persons, all exercisable at $.30 per share:
Robert Korndorffer - 500,000; Christina Strauch - 500,000; Bruce King - 200,000 and Merlin Gunderson - 250,000. 300,000 of the share options to Korndorffer and Strauch and Gunderson's option are intended to qualify as IRS incentive stock options and, as such, may not be exercised until April 7, 2001. 200,000 of the share options to Korndorffer, Strauch and King do not qualify as IRS incentive stock options and, as such, may be exercised immediately.


ITEM 7. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

     Upon the incorporation of the Company on February 14, 2000, 200,000 shares of common stock were issued to Michael K. Hair, the sole officer and Director of at that time, in exchange $200 cash which paid for the incorporation and for services totalling $5,000 in value. On April 6, 2000 in an exchange agreement with Rimmer an additional 3,400,000 shares were issued by the Company to 8 individuals, companies and trusts. The distributions to affiliates were as follows:

     Bruce M. King (to a corporation of which he is President and a limited liability company of which he is a member) - 1,248,600 shares; Robert H. Korndorffer - 442,000 shares; Christina M. Strauch - 309,400; Norman King (Bruce King's brother) Family Trust - 1,000,000 shares; Merlin Gunderson (to a trust of which he is a beneficiary) - 250,000 shares. In July 2000 Mr. Korndorffer and Ms. Strauch purchased some of Mr. Bruce King's and Mr. Norman King's shares. See "Item 4" above.

     At December 31, 1999 Rimmer owed Mr. Korndorffer approximately $12,326 from working capital loans Mr. Korndorffer had made to Rimmer over the years. This debt bears no interest. In March 2000, Mr. Korndorffer contributed this $12,326 to the Company as a contribution to capital.

     At December 31, 1999 Christina M. Strauch owed Rimmer approximately $73,636 as interest free salary advances Rimmer. On January 25, 2000 Ms. Strauch repaid $20,000 of this advance. Ms. Strauch intends to repay the balance of this advance over the next two years from her salary.

     On January 25, 2000 Commerce General, Inc., a company of which Mr. Bruce M. King is President and majority shareholder invested $27,500 into Rimmer as a contribution of capital.

     On May 25, 2000 Michael K. Hair, then an officer and Director of the Company, loaned Rimmer $20,000. This sum was repaid on July 3, 2000 with no interest.

ITEM 8. DESCRIPTION OF SECURITIES

GENERAL

     The authorized capital stock of the Company is 20,000,000 shares of Common Stock, and 10,000,000 Shares of Preferred Stock, all with par value of $.001 per Share. As of July 13, 2000, the capitalization of the Company consists of 4,734,171 outstanding shares of Common Stock and 0 shares of Preferred Stock outstanding.

COMMON STOCK

     The holders of the Common Stock are entitled to receive dividends when and as declared by the Board of Directors, out of funds legally available therefore, subject to the rights of the holders of any shares of Preferred Stock that may be issued by the Company. The Company has not paid cash dividends in the past and does not expect to pay any within the foreseeable future since any earnings are expected to be invested. In the event of liquidation, dissolution or winding up of the Company, either voluntarily or involuntarily, each outstanding share of the Common Stock is entitled to share equally in the Company's assets, subject to any preferential liquidation rights of the holders of shares of Preferred Stock which may then be outstanding. Each outstanding share of the Common Stock is entitled to equal voting rights, consisting of one vote per share.

PREFERRED STOCK

     The Company is currently authorized to issue 10,000,000 Shares of Preferred Stock. As of July 13, 2000, no shares of Preferred Stock have been issued. The Board of Directors is authorized, subject to any limitation prescribed in the laws of the State of Nevada, by without further action by the Company's shareholders, to provide for the issuance of Preferred Stock in one or more series, to establish from time to time the number of shares of each such series and any qualifications, limitations or restrictions thereof, and to increase or decrease the number of shares of any such series without any further vote or action by shareholders. The Board of Directors may authorize and issue Preferred stock with voting or conversion rights that could adversely affect the voting power or other rights of the holders of common stock. In addition, the issuance of Preferred Stock may have the effect of delaying, deferring or preventing a change in control of the Company. The Company has no present plans to issue any additional shares of Preferred Stock.

                                     PART II

ITEM 1. MARKET PRICE OF AND DIVIDENDS ON REGISTRANT'S COMMON EQUITY AND OTHER STOCKHOLDER MATTERS

     MARKET INFORMATION. The Company's common stock has not previously been actively traded. The principal market in which the Company's common shares will be trading is the over-the-counter market automated quotation system commonly known as the Bulletin Board. The Company does not know what its trading symbol will be at this time. Such over-the-counter market quotations reflect inter-dealer prices without retail markup, markdown or commission and may not necessarily represent actual transactions.

     HOLDERS. As of July 13, 2000 the Company had 49 stockholders of record.

     DIVIDENDS. The Company has not paid or declared any dividends upon its common shares since its inception and, by reason of its present financial status and its contemplated financial requirements, does not intend to pay or declare any dividends upon its common shares in the near future.

ITEM 2. LEGAL PROCEEDINGS

     There were no legal proceedings involving the Company pending or threatened at July 13, 2000.

ITEM 3. CHANGES IN AND DISAGREEMENT WITH ACCOUNTANTS

     The Company has not changed its accountants or had any disagreements with its accountants since Semple & Cooper, LP, was engaged in February 2000.

ITEM 4. RECENT SALES OF UNREGISTERED SECURITIES

     On February 15, 2000 the Company issued 200,000 restricted shares of its common stock to the sole officer and Director of the Company in exchange for services valued at $5,000. This transaction was exempt from registration pursuant to Section 4(2) of the Act and Regulation D as promulgated under the Act.

     On April 6, 2000 the Company issued 3,400,000 restricted shares of its common stock to a total of 7 non - accredited individuals and trusts in the acquisition of Rimmer Computer, Inc. This transaction was exempt from registration pursuant to Section 4(2) of the Act and Regulation D as promulgated under the Act.

     On June 30, 2000 the Company issued 866,671 shares of its common stock to 13 accredited investors in exchange for $260,000 of gross offering proceeds. This transaction was exempt from registration pursuant to Section 4(2) of the Act and Rule 504 of Regulation D as promulgated under the Act.

     On June 30, 2000 the Company issued 267,500 restricted shares of its common stock to 26 non-accredited investors in exchange for $26,750 of gross offering proceeds. This transaction was exempt from registration pursuant to Section 4(2) of the Act and Rule 506 of Regulation D as promulgated under the Act.

ITEM 5. INDEMNIFICATION OF DIRECTORS AND OFFICERS

     No officer or Director of the Company shall be liable to the Company or its shareholders for the damages for the breach of a fiduciary duty as a Director or officer other than: (a) acts or omissions which involve intentional misconduct, fraud or a known violation of the law: or (b) the payment of dividends in violation of NRS 78.300.

     The Company may purchase or maintain insurance or make other financial arrangements on behalf of any person who is or was a Director, officer, employee, or agent of the Company, or is or was serving at the request of the Company as a Director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise asserted against him in his capacity as Director, officer, employee or agent, or arising of his status as such, whether or not the Company has the authority to indemnify him against such liability or expense.

     The Company shall indemnify all of its officers and Directors, past, present, and future against any and all expenses incurred by them, and each of them, including but not limited to, legal fees, judgments and penalties which may be incurred, rendered or levied in any legal action or administrative proceeding brought against them for any act or omission alleged to have been committed while acting within the scope of their duties as officers or Directors of the Company. The expenses of officers and Directors incurred and in advance of final disposition of the action or proceeding upon receipt of an undertaking by or on behalf of the officer or Director to repay the amount if it is ultimately determined by a court of competent jurisdiction that he/she is not entitled to be indemnified by the Company. Such right of indemnification shall not be exclusive of any other rights of indemnification which the officers and Directors may have or hereafter acquire. Without limitation of the foregoing, the Board of Directors may adopt by-laws from time to time to provide the fullest indemnification permitted by the laws of the State of Nevada.

                                    PART F/S

                              FINANCIAL STATEMENTS

                              RIMMER COMPUTER, INC.

                               FOR THE YEARS ENDED
                         SEPTEMBER 30, 1999 AND 1998 AND
                         FOR THE SIX MONTH PERIODS ENDED
                       MARCH 31, 2000 AND 1999 (UNAUDITED)

                                                                            PAGE
                                                                            ----

Independent Auditors' Report                                                 13

Balance Sheets September 30, 1999 and March 31, 2000 (Unaudited)             14

Statements of Operations for the Years Ended September 30, 1999
and 1998 and for the Six Month Periods Ended March 31, 2000
and 1999 (Unaudited)                                                         16

Statements of Stockholders' Equity (Deficit) for the Years Ended
September 30, 1999 and 1998 and for the Six Month Periods Ended
March 31, 2000 and 1999 (Unaudited)                                          17

Statements of Cash Flows for the Years Ended September 30, 1999
and 1998 and for the Six Month Periods Ended March 31, 2000
and 1999 (Unaudited)                                                         18

Notes to Financial Statements                                                20

                          INDEPENDENT AUDITORS' REPORT


To The Stockholders and Board of Directors of
Rimmer Computer, Inc.


We have audited the accompanying balance sheet of Rimmer Computer, Inc. as of September 30, 1999, and the related statements of operations, changes in stockholders' equity (deficit), and cash flows for the years ended September 30, 1999 and 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Rimmer Computer, Inc. as of September 30, 1999, and the results of its operations, changes in stockholders' equity (deficit), and its cash flows for the years ended September 30, 1999 and 1998, in conformity with generally accepted accounting principles.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 6 to the financial statements, the Company has negative working capital and a deficit stockholders' equity. These conditions raise substantial doubt about its ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.


Certified Public Accountants            /s/ Semple & Cooper, LLP

Phoenix, Arizona
April 10, 2000

                              RIMMER COMPUTER, INC.
                                 BALANCE SHEETS
                SEPTEMBER 30, 1999 AND MARCH 31, 2000 (UNAUDITED)

                                     ASSETS


                                                 September 30,        March 31,
                                                     1999               2000
                                                   ---------          ---------
                                                                     (Unaudited)
Current Assets:
   Cash (Note 1)                                   $   7,641          $   1,245
   Accounts receivable - trade, net (Note 1)          28,196             56,134
   Inventory (Note 1)                                    796              1,287
                                                   ---------          ---------
        Total Current Assets                          36,633             58,666
                                                   ---------          ---------
Property and Equipment: (Note 1)
   Furniture and fixtures                              1,996              1,996
   Computer equipment                                 10,098             10,098
   Computer system                                    64,904             77,520
   Copying equipment                                     672                807
   Office equipment                                    5,706              6,954
                                                   ---------          ---------
                                                      83,376             97,375
   Less: accumulated depreciation                    (14,395)           (27,425)
                                                   ---------          ---------

                                                      68,981             69,950
                                                   ---------          ---------
Other Assets:
   Cash surrender value of life insurance              7,862              7,862
   Accounts receivable - related party                73,346             51,136
                                                   ---------          ---------
                                                      81,208             58,998
                                                   ---------          ---------

        Total Assets                               $ 186,822          $ 187,614
                                                   =========          =========

                   The Accompanying Notes are an Integral Part
                           of the Financial Statements

                              RIMMER COMPUTER, INC.
                           BALANCE SHEETS (CONTINUED)
                SEPTEMBER 30, 1999 AND MARCH 31, 2000 (UNAUDITED)

                 LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)


                                                     September 30,    March 31,
                                                         1999           2000
                                                     ------------    -----------
                                                                     (Unaudited)
Current Liabilities:
  Notes payable (Note 2)                              $  80,727       $  83,587
  Note payable - related party (Note 3)                  12,326              --
  Accounts payable
  - trade                                                73,117          66,438
  - other (Note 4)                                       40,365          40,633
  Accrued expenses                                       15,077           4,113
                                                      ---------       ---------

      Total Current Liabilities                         221,612         194,771
                                                      ---------       ---------

Commitments: (Note 5)                                        --              --

Stockholders' Equity (Deficit):
  Common stock, no par value, 1,000,000 shares
   authorized; 2,000 shares issued and outstanding        2,000           2,000
  Additional paid-in capital                                 --          39,826
  Accumulated deficit                                   (36,790)        (48,983)
                                                      ---------       ---------

      Total Stockholders' Equity (Deficit)              (34,790)         (7,157)
                                                      ---------       ---------
      Total Liabilities and Stockholders'
       Equity (Deficit)                               $ 186,822       $ 187,614
                                                      =========       =========

                   The Accompanying Notes are an Integral Part
                           of the Financial Statements

                              RIMMER COMPUTER, INC.
                            STATEMENTS OF OPERATIONS
               FOR THE YEARS ENDED SEPTEMBER 30, 1999 AND 1998 AND
       FOR THE SIX MONTH PERIODS ENDED MARCH 31, 2000 AND 1999 (UNAUDITED)


                                      September 30,                     March 31,
                                -----------------------       -----------------------
                                   1999          1998            2000          1999
                                ---------     ---------       ---------     ---------
                                                                    (Unaudited)
Revenues                        $ 851,207     $ 659,160       $ 323,231     $ 390,943

Cost of Revenues                 (619,600)     (434,543)       (178,507)     (275,274)
                                ---------     ---------       ---------     ---------

Gross Profit                      231,607       224,617         144,724       115,669
                                ---------     ---------       ---------     ---------
General and Administrative
 Expenses                        (292,805)     (225,897)       (149,005)     (153,072)
                                ---------     ---------       ---------     ---------
Loss from Operations              (61,198)       (1,280)         (4,281)      (37,403)
                                ---------     ---------       ---------     ---------
Other Income (Expense):
 Interest income                       34            --              --            34
 Interest expense                 (10,976)       (6,480)         (7,912)       (3,791)
                                ---------     ---------       ---------     ---------

                                  (10,942)       (6,480)         (7,912)       (3,757)
                                ---------     ---------       ---------     ---------

Net Loss                        $ (72,140)    $  (7,760)      $ (12,193)    $ (41,160)
                                =========     =========       =========     =========
Basic Loss per Share            $  (36.07)    $   (3.88)      $   (6.10)    $  (20.58)
                                =========     =========       =========     =========
Weighted Average Shares
 Outstanding                        2,000     $   2,000       $   2,000     $   2,000
                                =========     =========       =========     =========

                   The Accompanying Notes are an Integral Part
                           of the Financial Statements

                              RIMMER COMPUTER, INC.
                  STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT)
               FOR THE YEARS ENDED SEPTEMBER 30, 1999 AND 1998 AND
       FOR THE SIX MONTH PERIODS ENDED MARCH 31, 2000 AND 1999 (UNAUDITED)

                                              Common Stock         Additional    Retained    Stockholders'
                                          ---------------------      Paid-in     Earnings       Equity
                                           Shares       Amount       Capital     (Deficit)     (Deficit)
                                          --------     --------     --------     --------      --------
Balance, September 30, 1997                  2,000     $  2,000     $     --     $ 43,110      $ 45,110

Net income for the year ended
 September 30, 1998                             --           --           --       (7,760)       (7,760)
                                          --------     --------     --------     --------      --------
Balance at September 30, 1998                2,000        2,000           --       35,350        37,350

Net loss for the year ended
 September 30, 1999                             --           --           --      (72,140)      (72,140)
                                          --------     --------     --------     --------      --------
Balance at September 30, 1999                2,000        2,000           --      (36,790)      (34,790)

Conversion of $12,326 note payable
 and cash contribution                          --           --       39,826           --        39,826

Net income for the six month period
 ended March 31, 2000 (Unaudited)               --           --           --      (12,193)      (12,193)
                                          --------     --------     --------     --------      --------
Balance at March 31, 2000 (Unaudited)        2,000     $  2,000     $ 39,826     $(48,983)     $ (7,157)
                                          ========     ========     ========     ========      ========

                   The Accompanying Notes are an Integral Part
                           of the Financial Statements

                              RIMMER COMPUTER, INC.
                            STATEMENTS OF CASH FLOWS
               FOR THE YEARS ENDED SEPTEMBER 30, 1999 AND 1998 AND
       FOR THE SIX MONTH PERIODS ENDED MARCH 31, 2000 AND 1999 (UNAUDITED)


                                                    September 30,                   March 31,
                                               -----------------------       -----------------------
                                                  1999          1998            2000          1999
                                               ---------     ---------       ---------     ---------
                                                                                   (Unaudited)
Increase (Decrease) in Cash:

Cash flows from operating activities:
 Cash received from customers                  $ 918,138     $ 613,054       $ 307,619     $ 462,331
 Cash paid to suppliers and employees           (883,214)     (612,877)       (344,674)     (427,561)
 Interest paid                                   (10,720)       (6,480)         (7,912)       (3,791)
 Interest received                                    34            --              --            34
                                               ---------     ---------       ---------     ---------
       Net cash provided (used) by operating
        activities                                24,238        (6,303)        (44,967)       31,013
                                               ---------     ---------       ---------     ---------
Cash flows from investing activities:
 Collection of loan receivable                    16,238         1,398          22,209         9,667
 Purchase of fixed assets                        (70,797)       (3,151)        (13,998)      (18,573)
                                               ---------     ---------       ---------     ---------
       Net cash provided (used) by investing
        activities                               (54,559)       (1,753)          8,211        (8,906)
                                               ---------     ---------       ---------     ---------

Cash flows from financing activities:
 Proceeds from debt                               37,396        28,523           2,860        15,309
 Repayment of debt                               (14,932)       (8,592)             --       (15,452)
 Proceeds from additional paid-in capital             --            --          27,500            --
                                               ---------     ---------       ---------     ---------
       Net cash provided (used) by financing
        activities                                22,464        19,931          30,360          (143)
                                               ---------     ---------       ---------     ---------

Net increase (decrease) in cash                   (7,857)       11,875          (6,396)       21,964

Cash at beginning of period                       15,498         3,623           7,641        15,498
                                               ---------     ---------       ---------     ---------

Cash at end of period                          $   7,641     $  15,498       $   1,245     $  37,462
                                               =========     =========       =========     =========

                   The Accompanying Notes are an Integral Part
                           of the Financial Statements

                              RIMMER COMPUTER, INC.
                      STATEMENTS OF CASH FLOWS (CONTINUED)
               FOR THE YEARS ENDED SEPTEMBER 30, 1999 AND 1998 AND
       FOR THE SIX MONTH PERIODS ENDED MARCH 31, 2000 AND 1999 (UNAUDITED)


                                                        September 30,              March 31,
                                                   ---------------------     ---------------------
                                                     1999         1998         2000         1999
                                                   --------     --------     --------     --------
                                                                                  (Unaudited)
Reconciliation of Net Loss to Net Cash
 Provided (Used) by Operating Activities:

Net Loss                                           $(72,140)    $ (7,760)    $(12,193)    $(41,160)
                                                   --------     --------     --------     --------
Adjustments to reconcile net loss to net
 cash provided (used) by operating activities:
 Depreciation                                         8,008        2,144       13,030        1,131

Changes in Assets and Liabilities:
 Accounts receivable
  - trade                                            66,931      (46,106)     (27,938)      71,388
 Inventory                                            1,121         (770)        (491)         (67)
 Cash surrender value of life insurance              (1,085)          --           --         (866)
 Accounts payable
  - trade                                             1,807       37,057       (6,679)      (2,964)
  - other                                            18,687          944        1,268        8,409
 Accrued expenses                                       909        8,188      (11,964)      (4,858)
                                                   --------     --------     --------     --------

                                                     96,378        1,457      (32,774)      72,173
                                                   --------     --------     --------     --------

Net cash provided (used) by operating activities   $ 24,238     $ (6,303)    $(44,967)    $ 31,013
                                                   ========     ========     ========     ========

                   The Accompanying Notes are an Integral Part
                           of the Financial Statements

                              RIMMER COMPUTER, INC.
                          NOTES TO FINANCIAL STATEMENTS


1.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, NATURE OF OPERATIONS AND USE OF
     ESTIMATES:

     Nature of Operations:

     Rimmer Computer, Inc. (the "Company") provides installation and consulting services pertaining to computer hardware, software and systems. It provides the majority of its services to small businesses throughout the Southwestern United States.

     Pervasiveness of Estimates:

     The preparation of financial statements in conformity with generally accepted accounting principals requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

     Accounts Receivable:

     The Company provides for potentially uncollectible accounts receivable by use of the allowance method. The allowance is provided based upon a review of the individual accounts outstanding, and the Company's prior history of uncollectible accounts receivable. As of September 30, 1999 and 1998, no allowance has been provided for potentially uncollectible accounts receivable and, in the opinion of management, all accounts are considered fully collectible.

     Inventory:

     Inventory consists of various computer cables and other computer hardware to be used on an as needed basis. Inventories are stated at the lower of cost or market. Cost is determined using the average cost method. Market is based upon current sales prices. Provisions are made periodically for obsolete and slow moving inventory.

     Property and Equipment:

     Property and equipment are recorded at cost. Depreciation is provided for on the straight-line method over the estimated useful lives of the assets. The average lives range from three (3) to seven (7) years. Maintenance and repairs that neither materially add to the value of the property nor appreciably prolong its life are charged to expense as incurred. Betterments or renewals are capitalized when incurred. For the years ended September 30, 1999 and 1998, depreciation expense was $8,008 and $2,144, respectively. For the six month periods ended March 31, 2000 and 1999, depreciation expense was $13,030 and $1,131 (unaudited), respectively.

                              RIMMER COMPUTER, INC.
                    NOTES TO FINANCIAL STATEMENTS (CONTINUED)


1.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, NATURE OF OPERATIONS AND USE OF
     ESTIMATES: (CONTINUED)

     Revenue Recognition:

     The Company derives its revenues from the sale of computer systems as well as sales of application software, parts and components. The Company also derives revenues by providing maintenance, consulting and educational services to its customers. The Company recognizes revenues from sales of its systems, application software, parts and components at the time of shipment. Revenues from consulting and maintenance services are recognized as the service is provided.

     Impairment of Long-Lived Assets:

     The Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future undiscounted net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeded the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell.

     Fair Value of Financial Instruments:

     The carrying values of cash, cash equivalents, accounts receivable, accounts payable and current notes payable approximate their fair values because of the short maturity of these instruments.

     Income Taxes:

     The Company previously elected to operate as a Sub-chapter S Corporation. As such, all taxable income and related tax credits were passed through to the stockholders who were responsible for any resulting income tax. In January, 2000, the Sub-chapter S tax option was terminated, and the Company became a C-Corporation.

     Concentration of Credit Risk:

     Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of accounts receivable. The Company performs ongoing credit evaluations of its customers' financial condition, but does not require collateral to support customer receivables.

                              RIMMER COMPUTER, INC.
                    NOTES TO FINANCIAL STATEMENTS (CONTINUED)


1.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, NATURE OF OPERATIONS AND USE OF
     ESTIMATES: (CONTINUED)

     Net Loss Per Share:

     The computation of basic net loss per share is based on the weighted average number of common shares outstanding during the period. Diluted loss per share amounts have not been presented as they are anti-dilutive.

2.   NOTES PAYABLE:

     Notes payable at September  30, 1999 and March 31, 2000  consisted of three
     (3) notes and four (4) notes with total outstanding balances of $80,727 and $83,587 (unaudited), respectively. The balances at September 30, 1999 and March 31, 2000 consists primarily of a line of credit, with interest at prime plus 2.35% per annum, due June, 2000. The total credit limit of $72,500 was fully utilized.

3.   NOTE PAYABLE TO RELATED PARTY:

     As of September 30, 1999, the note payable to related party consisted of one (1) note, with an outstanding balance of $12,326. The note payable was contributed to capital during the period ended March 31, 2000.

4.   ACCOUNTS PAYABLE - OTHER:

     Accounts payable - other consist primarily of credit card balances, with annual percentage rates ranging from 10% to 16%.

5.   COMMITMENTS:

     The Company has entered into an operating lease agreement for office space through October 31, 2002.

     The approximate future minimum lease payments under the operating lease agreement, are as follows:

                        Year Ending
                        September 30,             Amount
                        -------------             ------

                            2000                $  5,135
                            2001                   5,135
                            2002                   5,135
                            2003                     428
                                                --------
                                                $ 15,833
                                                ========

                              RIMMER COMPUTER, INC.
                    NOTES TO FINANCIAL STATEMENTS (CONTINUED)


6.   GOING CONCERN:

     The Company's financial statements have been presented on the basis that it is a going concern, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has stockholders' deficit at September 30, 1999 and March 31, 2000, in the amounts of $34,790 and $7,157 (unaudited), respectively. The Company also has negative working capital at September 30, 1999 and March 31, 2000, in the amounts of $184,979 and $136,105 (unaudited), respectively. The Company has also generated losses from operations in prior years. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

7.   SUBSEQUENT EVENT:

     Subsequent to the balance sheet date, the Company sold 1,134,171 shares of its common stock pursuant to a Regulation D offering, with approximate gross proceeds of $280,000.

8.   PRO FORMA CONDENSED CONSOLIDATED BALANCE SHEET (UNAUDITED):

     On April 6, 2000, Rimmer Computer, Inc. was acquired by Rim.Com. Inc. in a reverse merger.

     The following unaudited pro forma condensed consolidated balance sheet gives effect to the reverse merger of Rimmer Computer, Inc. into Rim.Com Inc. pursuant to the Stock Purchase Agreement between the parties, and is based on the estimates and assumptions set forth herein, and in the notes to such statement. The pro forma financial data does not purpose to be indicative of the results which would actually have been obtained had the purchase been effected on the date indicated or of the results which may be obtained in the future.

     On April 6, 2000, Rim.Com Inc. acquired all of the outstanding common stock of Rimmer Computer, Inc. Rim.Com Inc. was organized in Nevada on February 14, 2000. The acquisition of Rimmer Computer, Inc. was accomplished by exchanging 3,400,000 shares of Rim.Com Inc. common stock for 100% of the outstanding shares of Rimmer Computer, Inc. The acquisition of Rimmer Computer, Inc. by Rim.Com Inc. is conditioned upon Rim.Com Inc. raising a minimum of $250,000 from private offerings. If Rim.Com Inc. does not raise $250,000 from the private offerings by June 15, 2000, the Rimmer Computer, Inc. stockholders have the right to reverse the transaction and Rimmer Computer, Inc. will no longer be a subsidiary of Rim.Com Inc.

     The transaction is accounted for as a reverse acquisition with Rimmer Computer, Inc. as the acquiring entity, as Rimmer Computer, Inc.'s stockholders will control 94.4% of the voting common stock immediately after the merger.

                              RIMMER COMPUTER, INC.
                    NOTES TO FINANCIAL STATEMENTS (CONTINUED)


8.   PRO FORMA CONDENSED CONSOLIDATED BALANCE SHEET (UNAUDITED): (CONTINUED)

     The following represents the pro forma condensed consolidated balance sheet for the year ended March 31, 2000, assuming the following transactions were consummated as of March 31, 2000:

          - Formation of Rim.Com Inc. as of March 31, 2000
          - Reverse merger of Rimmer Computer, Inc. into Rim.Com Inc.

     No pro forma statement of operations is presented due to the fact that Rim.Com Inc. has no operating activity to date.

                              RIMMER COMPUTER, INC.
           PRO FORMA CONDENSED CONSOLIDATED BALANCE SHEET (UNAUDITED)
                                 MARCH 31, 2000

Assumes the reverse merger of Rim.Com Inc. with Rimmer Computer, Inc. effective December 31, 1999, wherein the stockholders of Rimmer Computer, Inc. receive 94.4% (or 3,400,000 shares) of the outstanding common stock.


                                   Rimmer                                  Pro Forma
                                  Computer,                  Pro Forma    Consolidated
                                    Inc.      Rim.Com Inc.  Adjustments      Amounts
                                  ---------    ---------     ---------      ---------
                                       (Unaudited)
Current Assets:
  Cash                            $   1,245    $      --                    $   1,245
  Accounts receivable
    - trade, net                     56,134           --                       56,134
  Inventory                           1,287           --                        1,287
                                  ---------    ---------                    ---------

      Total Current Assets           58,666           --                       58,666
                                  ---------    ---------                    ---------

Property and Equipment, net          69,950           --                       69,950
                                  ---------    ---------                    ---------

Long-Term Assets:
  Cash surrender value of
    life insurance                    7,862           --                        7,862
  Accounts receivable
    - related party                  51,136           --                       51,136
                                  ---------    ---------                    ---------

                                     58,998           --                       58,998
                                  ---------    ---------                    ---------

      Total Assets                $ 187,614    $      --                    $ 187,614
                                  =========    =========                    =========

Current Liabilities:
  Notes payable                   $  83,587    $      --                    $  83,543
  Accounts payable                   66,438           --                       66,438
  Accounts payable - other           40,633           --                       40,633
  Accrued expenses                    4,113           --                        4,113
                                  ---------    ---------                    ---------

      Total Current Liabilities     194,771           --                      194,771
                                  ---------    ---------                    ---------

Commitments:                             --           --                           --

Stockholders' Equity (Deficit):
  Common stock                        2,000          575     $    (575)(1)      2,000
  Additional paid-in capital         39,826                                    39,826
  Accumulated deficit               (48,983)        (575)          575(1)     (48,983)
                                  ---------    ---------                    ---------

      Total Stockholders'
        Equity (Deficit)             (7,157)          --                       (7,157)
                                  ---------    ---------                    ---------

      Total Liabilities and
        Stockholders' Equity      $ 187,614    $      --                    $ 187,614
                                  =========    =========                    =========

(1) To adjust the equity of Rim.Com Inc., pursuant to the reverse merger.

                                    PART III

ITEM 1. INDEX TO EXHIBITS

       Exhibit Number         Description
       --------------         -----------
            2.1               Agreement of Exchange and Plan of Reorganization

            3.1               Articles of Incorporation

            3.2               Bylaws

            10.1              2000 Stock Option Plan

            10.2              Stock Option Agreement with Bruce M. King

            10.3              Stock Option Agreement with Robert H. Korndorffer

            10.4              Stock Option Agreement with Robert H. Korndorffer

            10.5              Stock Option Agreement with Christina M. Strauch

            10.6              Stock Option Agreement with Christina M. Strauch

            10.7              Stock Option Agreement with Merlin W. Gunderson

            10.8              Employment Agreement with Bruce M. King

            10.9              Employment Agreement with Robert H. Korndorffer

            10.10             Employment Agreement with Christina M. Strauch

            10.11             Employment Agreement with Merlin W. Gunderson

            10.12             Office Lease

            10.13             Office Lease

            21.1              Subsidiaries

                                   SIGNATURES


Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf on July 13, 1999 by the undersigned, thereunto authorized.

                                        RIM.COM INC.


                                        By: /s/ Robert H. Korndorffer
                                            ------------------------------------
                                            Robert H. Korndorffer, Chairman

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed by the following persons on behalf of the Registrant and in the capacities on the date(s) indicated.


/s/ Robert H. Korndorffer         Chairman (Chief           Dated: July 13, 2000
-------------------------         Executive Officer)
Robert H. Korndorffer             Director


/s/ Christina M. Strauch          President (Chief          Dated: July 13, 2000
--------------------------        Operating Officer),
Christina M. Strauch              Director


/s/ Bruce M. King                 Vice President            Dated: July 13, 2000
--------------------------        Director
Bruce M. King


/s/ Merlin W. Gunderson           Secretary/Treasurer       Dated: July 13, 2000
--------------------------        (Chief Financial
Merlin W. Gunderson               Officer), Director